04045813

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electric Power Development Co., Ltd.

*CURRENT ADDRESS 15-1 Ginza 6-chome
Chuo-ku, Tokyo
Japan

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34827 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/1/04

Exhibit A

82-34821

Exhibit A

RECEIVED
2004 SEP 30 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 2, 2003
J-POWER

Notice of Decision to Issue New Shares through Third Party Allocation

The Electric Power Development Company (Head Office: Chuo-ku, Tokyo; President and Chief Executive Officer: Yoshihiko Nakagaki) hereby gives notice of its decision to issue new shares through third party allocation. The decision was taken at its Board of Directors Meeting held on December 2, 2003 and details are as follows.

The objective of the present increase in capital by way of third-party share allocation is to strengthen the company's financial position in anticipation of EPDC's privatization. The new shares will therefore be allocated to J-POWER Privatization Fund Co., Ltd.

J-POWER Privatization Fund Co., Ltd. was established for the specific purpose of acquring, managing and selling EPDC shares. J-POWER Privatization Fund Co., Ltd. was endowed by the government with EPDC's shares and became a major shareholder (with a majority vote of 66.69%) on November 27, 2003.

New shares to be issued

1. Number of shares	68,208,000 shares of common stock
2. Consideration	¥163,699,200,000 (¥2,400 per share)
3. Aggregate amount incorporated into capital	¥81,849,600,000 (¥1,200 per share)
4. Subscription date	December 16, 2003 (Tuesday)
5. Payment date	December 17, 2003 (Wednesday)
6. Starting date of calculating the dividend	December 18, 2003 (Thursday)
7. Number of shares and receiving party	68,208,000 shares to J-POWER Privatization Fund Co., Ltd.

End of announcement

Exhibit B

December 17, 2003
Electric Power Development Co.,Ltd.

Notice of Payment for Increase in Capital through Third Party Allocation

The Electric Power Development Co.,Ltd. (Head Office: Chuo-ku, Tokyo; President and Chief Executive Officer: Yoshihiko Nakagaki) hereby gives notice that following the decision to issue new shares through third party allocation taken at its Board of Directors Meeting held on December 2, 2003 (Tue.), payment has been effected by J-POWER Privatization Fund Co., Ltd. as of December 17, 2003 (Wed.).

Details

Number of shares:	68,208,000 shares of common stock
Consideration	163,699,200,000 yen (2,400 yen per share)
Aggregate amount incorporated into capital:	81,849,600,000 yen (1,200 yen per share)
Payment date:	December 17, 2003 (Wed.)
Starting date of calculating the dividend:	December 18, 2003 (Thu.)
Number of shares and receiving party:	68,208,000 shares to J-POWER Privatization Fund Co., Ltd.

(Reference Information)
Change in the number of issued shares (capitalization fund) in connection with the present increase in capital

Number of issued shares prior to capital increase:
70,600,000 shares of common stock
(Capital prior to increase: 70,600,000,000 yen)
Number of newly issued shares by way of capital increase:
68,208,000 shares of common stock
(Amount of capital increase: 81,849,600,000 yen)
Number of issued shares after capital increase:
138,808,000 shares of common stock
(Capital after increase: 152,449,600,000 yen)

(The above-mentioned increase in capital was effected on December 18, 2003.)

List of shareholders after capital increase

Name of shareholder	Number of shares held (1,000 shares)	Percentage share in total equity
J-POWER Privatization Fund Co., Ltd.	115,291	83.06
Tokyo Electric Power Co., Inc.	7,037	5.07
Kansai Electric Power Co., Inc	5,164	3.72
Chubu Electric Power Co., Inc.	4,460	3.21
Tohoku Electric Power Co., Inc	1,417	1.02
Kyushu Electric Power Co., Inc	1,417	1.02
Chugoku Electric Power Co., Inc.	1,415	1.02
Hokkaido Electric Power Co., Inc.	947	0.68
Hokuriku Electric Power Company	947	0.68
Shikoku Electric Power Co., Inc	713	0.51
Total	138,808	100.00

Exhibit D

Exhibit D

(Summary English translation)

June 30, 2003

TO OUR SHAREHOLDERS:

Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku
Tokyo, Japan

Yoshihiko Nakagaki
President

Notice of Resolutions of the 51st Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 51st Ordinary General Meeting of Shareholders (dated June 30, 2003).

Particulars

1. Matters to be reported at the meeting of shareholders:

Report on Operations, Balance Sheet and Statement of Income for the year ended March 31, 2003.

We reported the contents of the above statements of account.

2. Matters to be resolved at the meeting of shareholders:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the year ended March 31, 2003.

The agendum was approved and adopted as presented. Application was made to the Minister of Economy, Trade and Industry for approval on June 9, 2003.

(Dividend income ¥60 per share)

Agendum No. 2: Amendment of a part of the Articles of Incorporation

The agendum was approved and adopted as presented. Application was made to the Minister of Economy, Trade and Industry for approval on June 30, 2003.

Agendum No. 3: Election of three Corporate Auditors

Koichi Fujino, Takeshi Sone and Yasuo Matsushita were elected and appointed, and are approved by the Minister of Economy, Trade and Industry on June 30, 2003. .

Yasuo Matsushita is an external corporate auditor as provided for in Article 18, Paragraph 1 of the 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'.

Agendum No. 4: Payment of retirement benefits to retiring Directors and a retiring Corporate Auditor

It was adopted that appropriate retirement benefits be paid to retiring Directors, Mr. Kazuo Fuse and Mr. Osamu Iwashita and a retiring Corporate Auditor Mr. Tetsuya Kameoka to reward them for their service in accordance with the Company's regulations and its customary practices. It was approved and adopted that the details of such retirement benefits, including the amount, time and method, be discussed and determined by the Board of Directors for the retiring Directors and by the Corporate Auditors for the retiring Corporate Auditor.

3. Matters determined by a resolution of the Board of Directors

After the close of the General Meeting of Shareholders, a meeting of the Board of Directors was held from 1:00 p.m., and Representative Directors and Directors with managerial positions were elected and appointed as follows.

Executive Vice President (Representative Director) Hisao Nakagami

Exhibit E

Exhibit E

(Summary English translation)

September 2, 2003

TO OUR SHAREHOLDERS:

Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku
Tokyo, Japan

Yoshihiko Nakagaki
President

Notice of Convocation of the Extraordinary General Meeting of Shareholders

This is to inform you that the Company's Extraordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, PLEASE SIGN THE ENCLOSED FORM OF POWER OF ATTORNEY, AND RETURN THE FORM TO US.

Particulars

1. Date: 11:00 a.m., Thursday, September 18, 2003

2. Place: Head Office of the Company, 15-1, Ginza 6-chome, Chuo-ku, Tokyo, Japan

3. Purpose of Meeting:

Matters to be resolved:

Partial amendment of the Articles of Incorporation

The content of the proposed agendum is set forth in "Reference Material Concerning Exercise of Voting Rights".

* * * * * * * * * *

REFERENCE MATERIAL CONCERNING
EXERCISE OF VOTES

1.	Total number of issued shares	70,600,000 shares
	Total number of voting rights owned by all shareholders	70,600,000

2. Agenda and Reference Material

Agendum — Partial amendment of the Articles of Incorporation

The proposed amendments include, among others:

(1) amending provisions due to the abolishment of the Electric Power Development Promotion Law.

(2) making provident amendments to certain provisions for future business developments.

Above resolution shall be effective from the date on which Article 3 of Law Partially Amending the Electricity Utilities Industry Law and the Gas Utilities Industry Law becomes effective. Aforesaid effective date shall be set forth as a supplementary provision and such provision shall be deleted after the effective date.

Exhibit F

RECEIVED
2004 SEP 30 P 3: 37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit F

(Summary English Translation)

September 18, 2003

TO OUR SHAREHOLDERS:

Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku
Tokyo, Japan

Yoshihiko Nakagaki
President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

This is to inform you that the following matter was resolved at the Company's Extraordinary General Meeting of Shareholders dated September 18, 2003.

Particulars

Matters resolved at the meeting of shareholders:

Agendum: Partial amendment of the Articles of Incorporation

The agendum was approved and adopted as presented. The resolution shall be effective from the date on which the provision of Article 3 of the Law Partially Amending the Electricity Utilities Industry Law and the Gas Utilities Industry Law, becomes effective.

Exhibit G

Exhibit G

(Summary English translation)

December 2, 2003

J-Power Privatization Fund Co., Ltd.
Mr. Yoshikazu Hanawa, Representative Director

Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku
Tokyo, Japan

Yoshihiko Nakagaki
President

Notice of Resolutions of the Meeting of Board of Directors in connection with the Issuance of New Shares through Third Party Allocation

This is to inform you that in connection with the issuance of new shares through third party allocation, the following matters were resolved at the meeting of Board of Directors of Electric Power Development Co., Ltd., held on December 2, 2003.

Particulars

1. The purpose of the private placement

By the cabinet decision made in June 1997 and the "Rationalization plan of Government-affiliated Organizations" in December 2001, it is resolved that Electric Power Development Co., Ltd. ("J-POWER") will be completely privatized.

At the privatization, it was determined that the base of business and the financial position of J-POWER should be improved. Regarding this improvement of financial position, based on the Law Partially Amending the Electricity Utilities Industry Law and the Gas Utilities Industry Law J-Power Privatization Fund Co., Ltd. was designated to acquire, manage and sell the shares of J-POWER, and therefore J-POWER will issue new shares through third party allocation to J-Power Privatization Fund Co., Ltd.

2. Terms and conditions of issuance of new shares

(1) Number of shares to be issued: 68,208,000 shares of common stock

(2) Issue price: ¥2,400 per share

(3) Aggregate issue price: ¥163,699,200,000

(4) Uncapitalized portion of the issue price:
¥1,200 per share

(5) Subscription date: Tuesday, December 16, 2003

(6) Payment date: Wednesday, December 17, 2003

(7) The issued shares shall be allocated as follows:
68,208,000 shares to J-Power Privatization Fund Co., Ltd.

(8) Starting date of calculating the dividend:
Thursday, December 18, 2003

Exhibit H

Exhibit H

(Summary English translation)

Notice of Merger

By entering the Merger Agreement dated February 10, 2004, we have agreed to merge with Denpatsu Holding Company Ltd. (14-10, Ginza 5-chome, Chuo-ku, Tokyo), and assume all the rights and obligations.

The date of merger shall be April 1, 2004. The merger shall be in the way of summary merger as set forth in Article 413-3 of the Commercial Code of Japan, and the Merger Agreement will be executed without the approval of the General Meeting of Shareholders as set forth in Article 408, Paragraph 1 of the Commercial Code of Japan.

Please notify us within two weeks from the arrival date of this notice in case of any objections.

Dated: February 12, 2004

To: J-Power Privatization Fund Co., Ltd.

Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku
Tokyo, Japan
Yoshihiko Nakagaki
Representative Director

Exhibit J

Exhibit J

(Summary English translation)

June 30, 2004

TO OUR SHAREHOLDERS:

Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku
Tokyo, Japan

Yoshihiko Nakagaki
President

Notice of Resolutions of the 52nd Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 52nd Ordinary General Meeting of Shareholders dated June 30, 2004.

Particulars

1. Matters to be reported:

Report on Operations, Balance Sheet and Statement of Income for the year 2003 ended March 31, 2004.

We reported the contents of the above statements of account.

2. Matters to be resolved at the meeting of shareholders:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the year ended March 31, 2004.

The agendum was approved and adopted as presented.
(Dividend income ¥60 per share. Dividend income for the new shares issued through third party allocation to J-Power Privatization Fund Co., Ltd. in December 2003, ¥17.22 per share.)

Agendum No. 2: Partial amendment of the Articles of Incorporation

The agendum was approved and adopted as presented. The resolution concerning the amendment to Article 10 (Appointment of Transfer Agent) of the Articles of Incorporation shall be effective from July 1, 2004.

Agendum No. 3: Election of twelve Directors

Yoshihiko Nakagaki, Youki Kawata, Hisao Nakagami, Katsuhiko Miyashita, Akinobu Yasumoto, Kiyoshi Sawabe, Masayoshi Kitamura, Masashi Hatano, Akio Ushio, Yasuo Maeda, Kanji Shimada and Yoshihiko Sakanashi were elected and appointed as presented.

Agendum No. 4: Election of one Corporate Auditor

Masayuki Hori was elected and appointed as presented.

Agendum No. 5: Payment of retirement benefits to retiring Directors and a retiring Corporate Auditor

It was adopted that appropriate retirement benefits be paid to retiring Directors, Mr. Yoshihide Yamasaki, Mr. Masamichi Ohno, Mr. Toru Namiki, Mr. Masaaki Tanaka, Mr. Takeharu Okitsu and Mr. Masayuki Hori and a retiring Corporate Auditor Mr. Koichi Fujino to reward them for their service in accordance with the Company's regulations and its customary practices. It was approved and adopted that the details of such retirement benefits, including the amount, time and method, be discussed and determined by the Board of Directors for retiring Directors and by the Corporate Auditors for the retiring Corporate Auditor.

3. Election of Directors with managerial positions

After the close of the General Meeting of Shareholders, directors with managerial positions were elected and appointed as follows by a resolution of the Board of Directors and Standing Auditors were elected by the Auditors from among themselves.

President	(Representative Director)	Yoshihiko Nakagaki
Executive Vice President	(Representative Director)	Youki Kawata
Executive Vice President	(Representative Director)	Hisao Nakagami
Executive Vice President	(Representative Director)	Katsuhiko Miyashita
Executive Managing Director		Akinobu Yasumoto
Executive Managing Director		Kiyoshi Sawabe
Executive Managing Director		Masayoshi Kitamura
Standing Auditor		Masayuki Hori

4. Notice

Starting with the current fiscal year, the Company will provide its balance sheets and statements of income on its website (http://www.jpower.co.jp) instead of giving public notices on newspaper as set forth in the Articles of Incorporation.

Exhibit K

Exhibit K

(Summary English translation)

Announcement on an issue of Electric Power Development Co., Ltd.'s 2nd corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with an with Mizuho Securities Co., Ltd. and Nikko Citigroup Limited, acting as Joint Lead Managers.
The terms of the issue are as follows:

The terms of the issue

Name of the bond	Electric Power Development Co., Ltd. 2nd Domestic Straight Corporate Bond (with general mortgage)
Aggregate amount	20 billion Yen
Date of issue	September 9, 2003
Coupon rate	1.61% of par value per annum
Issue price	99.99 yen per par value of 100 yen
Kind of mortgage	General mortgage
Interest payment date	Every June 20 and December 20
Redemption date	June 20, 2013 (10-year period: bullet maturity)
Yield on the bond	1.611% per annum
Denomination value	100 million yen
Schedule	
Announcement date	August 27, 2003(Wed)
Offering period	August 27, 2003(Wed)
Payment due date	September 9, 2003(Tue)

Exhibit L

Exhibit L

(Summary English translation)

February 18, 2004

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 3rd corporate bond (20-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with an with Nomura Securities Co., Ltd. and UFJTSUBASA Securities Co., Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 3rd corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 3rd Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	10 billion Yen
3. Date of issue	March 2, 2004
4. Coupon rate	2.01% of par value per annum
5. Issue price	99.98 yen per par value of 100 yen
6. Interest payment date	Every June 20 and December 20
7. Redemption date	December 20, 2023 (20-year period: bullet maturity)
8. Yield on the bond	2.011% per annum
9. Denomination value	100 million yen
10. Schedule	
Announcement date	February 18, 2004(Wed)
Offering period	February 18, 2004(Wed)
Payment due date	March 2, 2004(Tue)

Exhibit M

Exhibit M

(Translation)

February 20, 2004

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 4th corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with an with Daiwa Securities SMBC Co. Ltd. and Mitsubishi Securities Co., Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 4th corporate bonds.

The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 4th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	20 billion Yen
3. Date of issue	March 4, 2004
4. Coupon rate	1.32% of par value per annum
5. Issue price	99.96 yen per par value of 100 yen
6. Interest payment date	Every June 20 and December 20
7. Redemption date	December 20, 2013 (10-year period: bullet maturity)
8. Yield on the bond	1.324% per annum
9. Denomination value	100 million yen
10. Schedule	
Announcement date	February 20, 2004(Fri)
Offering period	February 20, 2004(Fri)
Payment due date	March 4, 2004(Thu)

Exhibit N

RECEIVED
2004 SEP 30 P 3:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit N

(Summary English translation)

Interim Evaluation of the Third Phase of the Restructure Plan
and Review of Business Goals

March 30, 2004
Electric Power Development Co., Ltd.

Electric Power Development Co., Ltd. ("J-POWER") has, since fiscal 2001, been implementing a 5-year plan entitled "The Third Phase of the Restructure Plan" for the purpose of "organization-wide strengthening of competitiveness in the wholesale electricity supply business."

As the year ended March 31, 2004 represents the plan's midway point, we conducted an interim evaluation thereof, and reviewed our business goals based on the progress toward implementation of the plan.

1. Review of Group Management Framework

(1) Review of Organizations

The Third Phase of the Restructure Plan aims to (a) introduce the business department system, (b) streamline the headquarter organizations, and (c) reorganize the group companies, etc., the progress of each of which is as follows:

(a) Introduction of the Business Department System

Starting after April 2002, J-POWER introduced the Business Department System in order to promote more independent and expeditious business operations.

(Details)

- The 6 Business Departments (Hydropower & Power Network Department, Thermal Power Department, Nuclear Power Department, New Business Development Department, International Activities Department and Engineering Department) were established and the "Executive Officer Department Directors" having executive responsibilities were appointed.

- The regional organizations were restructured into 4 branches which are directly controlled by the Hydropower & Power Network Department, and 7 thermal power plants which are directly controlled by the Thermal Power Department.

(b) Streamlining of the Headquarter Organizations

In conjunction with the introduction of the Business Department System, by largely transferring functions such as budget management, public relations concerning sites and environments as well as procurement, from the Corporate Organization to each department, the administrative organizations have been streamlined.

(Details)

- The Corporate Organization was reorganized into 6 Departments and 1 Center (formerly, 8 Departments and 2 Offices).

(c) Reorganization of Group Companies

In order to further strengthen our group-wide strategies for highly specialized activities and cost saving, 6 out of the 9 principal companies will be consolidated to 3 companies in April 2004. As the result, the number of the principal companies of our group will be 6.

(Details) (see Attachment "Outline of Reorganization of Subsidiaries of J-POWER Group")

- Corresponding to J-POWER's Business Department System, 6 business companies will be consolidated into 3 companies: a " hydro-transportation and transformation business company (JPHYTEC Co., Ltd.)", a "thermal power business company (JPec Co., Ltd.)" and a "service company (JP Business Service Corporation)"
- The intermediate holding company which was managing the subsidiaries will be merged by absorption into J-POWER.

(2) Reduction in the Number of Directors

The Third Phase of the Restructure Plan foresees a reduction in the number of directors by 40% (from 20 directors to 12 directors), and as of June 2003, the number has already been reduced to 13.

2. Progress in Reduction of Costs and Improvement of Financial Position; Review of Practical Business Goals

(1) Dramatic Reduction of Employees and Costs

(a) Reduction of Employees

Our goal is to reduce the number of employees of the group from 8,000 in the year ended March 31, 2001 to 6,000 at the end of the year ending March 31, 2006.

As of the end of September 2003, the number of employees had already been reduced to 6,700 due to curtailment of new recruitment and expansion of incentives for early retirement. (For changes in the number of employees of the group, see Exhibit.)

(b) Reduction of Costs

J-POWER aims to reduce controllable costs by more than 20% by the end of the year ending March 31, 2006, and as of the midpoint of the year ended March 31, 2004, an approximately 10% reduction had been achieved mainly in labor costs and maintenance and repairs, etc.

(2) Improvement of Financial Position

In addition to accumulating profits through cost reduction, as the result of a capital increase through third party allocation, liquidation of commercial equipment, reduction of capital expenditure and interest-bearing debt, the consolidated return on equity improved up to 16.8% as of the end of December 2003, compared to 5.7% as of the end of fiscal 2000 (before commencement of the Third Phase of the Restructure Plan).

(Details)

- Capital Increase by Third Party Allocation : Capital increase of 163.7 billion yen in December 2003 (allocated to J-POWER Privatization Fund Co., Ltd.)

- Liquidation of Commercial Equipment : The headquarter building was securitized in the year ended March 31, 2002.
- Reduction of Capital Expenditure : Consolidated capital expenditure of 191.5 billion yen in the year ended March 31, 2001 was reduced to 53.4 billion yen in the year ended March 31, 2003.
- Reduction of Interest-Bearing Debt(*) : Reduction from 2129.4 billion yen at the end of the year ended March 31, 2001 to 1895.7 billion yen at the end of the year ended March 31, 2003 (a decrease of 233.7 billion yen)

* The total amount of interest-bearing debt consists of consolidated BS bonds, long-term borrowings, fixed liabilities due within 1 year, short-term borrowings and commercial paper.

(3) Review of Practical Business Goals

Taking into consideration the fact that the results for the year ended March 31, 2004 were somewhat improved by, in addition to the progress of the aforesaid reduction in employees and costs, the steady development of new business both within and outside Japan, as well as the financial situation after the capital increase, J-POWER has reviewed its goals of "consolidated ordinary profit of 40 billion yen and consolidated return on equity of 20% in the year ending March 31, 2006" set forth in the year ended March 31, 2002, and revised the same to "consolidated ordinary income of 45 billion yen (three-year average from the year ending March 31, 2005 to the year ending March 31, 2007) and consolidated return on equity of 20% (as of the end of the year ending March 31, 2007).

End of announcement

"Note regarding forward-looking statements"
All plans, strategies or estimates set forth in these materials were drafted in accordance with our business judgments based upon information currently available to us. Accordingly, actual future results may vary due to changes in various factors arising hereafter.

Exhibit O

Exhibit O

(Summary English translation)

August 27, 2004

To All Concerned Persons

Electric Power Development Co., Ltd.
Yoshihiko Nakagaki
President and Representative Director
(TSE First Section ticker Code No. 9513)
Attn.: Public Relations Office of General Affairs Department
Tel.: 03-3546-2211

Announcement of Offering of Shares

Electric Power Development Co., Ltd. shall announce to sell certain existing shares in connection with the listing of its shares on Tokyo Stock Exchange as follows:

1. Type and number of the shares to be offered

   Number of the existing shares to be sold 138,808,000 shares

   As for the number of offered shares, it is expected that 104,106,000 shares will be offered in Japan and that 34,702,000 shares will be offered outside Japan. The final number of shares to be offered in and outside Japan respectively, however, is expected to be determined on a pricing date (September 27, 2004) within the aforementioned limit of 138,808,000 shares taking into consideration the market demand and other conditions.

2. Offer price

   To be determined

   The offer price for the shares is expected to be determined on the pricing date taking into consideration the market demand and other conditions, based on a provisional price to be indicated on September 13, 2004.

3. Selling shareholders and number of offered shares

(1) Japanese offering

J-POWER Privatization Fund Co., Ltd.	80,589,000 Shares
The Tokyo Electric Power Company, Incorporated	7,037,000 Shares
The Kansai Electric Power Company, Incorporated	5,164,000 Shares
Chubu Electric Power Company, Incorporated	4,460,000 Shares
Tohoku Electric Power Company, Incorporated	1,417,000 Shares
Kyushu Electric Power Company, Incorporated	1,417,000 Shares
The Chugoku Electric Power Company, Incorporated	1,415,000 Shares
Hokkaido Electric Power Company, Incorporated	947,000 Shares
Hokuriku Electric Power Company	947,000 Shares
Shikoku Electric Power Company, Incorporated	713,000 Shares

(2) International offering

J-POWER Privatization Fund Co., Ltd.	34,702,000 Shares

4. Method of offering of the shares

The shares will be simultaneously offered in and outside Japan.

(1) Japanese offering

All of the shares offered in Japan will be underwritten by Nomura Securities Co., Ltd., UBS Securities Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited, Shinko Securities Co., Ltd., Mitsubishi Securities Co., Ltd., UFJTSUBASA Securities Co.,Ltd., Mizuho Securities Co., Ltd., SMBC Friend Securities Co., Ltd., OKASAN SECURITIES CO., LTD., Tokai Tokyo Securities Co.,Ltd., Ichiyoshi Securities Co.,Ltd., TOYO SECURITIES CO.,LTD., Marusan Securities Co.,Ltd., AIZAWA SECURITIES CO.,LTD., Cosmo Securities Co., Ltd., TAKAGI SECURITIES CO., LTD., Mito Securities Co., Ltd., KYOKUTO SECURITIES CO., LTD., THE TACHIBANA SECURITIES CO.,LTD., Morgan Stanley Japan Limited, WORLD NICHIEI FRONTIER Securities Co.,Ltd., Goldman Sachs (Japan) Ltd., Deutsche Securities Limited, Tokyo Branch, Merrill Lynch Japan Securities Co., Ltd., ACE SECURITIES CO.,LTD., Socius Securities Co.,Ltd., Chuo Securities Co.,Ltd., Maruhachi Securities Co.,Ltd., Retela Crea Securities Co., Ltd., Naito Securities Co.,Ltd, HINODE SECURITIES CO.,LTD., livedoor Securities Co., Ltd., HSBC

Securities (Japan) Limited, J.P. Morgan Securities Asia Pte. Limited, BNP PARIBAS Securities (Japan) Limited, Tokyo Branch, E*TRADE Securities Co., Ltd., MATSUI SECURITIES CO.,LTD., The Kosei Securities Co.,Ltd , Monex,Inc., Rakuten Securities,Inc., Lehman Brothers Japan Inc. and KBC Securities Japan (hereinafter referred to as "underwriters").

(2) International Secondary Offering

Offering outside Japan shall occur mainly in Europe and the United States (provided, however, that the offering in the United States will be made only to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act of 1933). All of the shares offered outside Japan will be underwritten, severally but not jointly, by the international managers for whom Nomura International plc and UBS Limited are acting as the joint lead managers.

5. Offering period

From Tuesday, September 28, 2004 to Friday, October 1, 2004

6. Unit of offering

100 shares

7. Delivery date

Wednesday, October 6, 2004

8. Other matters

The offering in Japan of the shares is conditional upon the effectiveness of the filing under the Securities and Exchange Law of Japan.

Note:

This document is a press release, and is not intended to solicit an investment in the Company. When making an investment, investors are advised to do so based on their own judgment upon having read "the prospectus (including any amendments thereto)", that the Company has prepared. This press release is not an offer to sell or a solicitation of any offer to

buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements prepared under United States Securities Act of 1933. The securities will not be sold in a public offering in the United States.

Exhibit P

Exhibit P

(Summary English translation)

August 27, 2004

To All Concerned Persons

Electric Power Development Co., Ltd.
Yoshihiko Nakagaki
President and Representative Director
(TSE First Section ticker Code No. 9513)
Attn.: Public Relations Office of General Affairs Department
Tel.: 03-3546-2211

Forecast of Business Results for the year ending on March 31, 2005 and the six months ending September 30, 2004

Forecast of business results for the year ending on March 31, 2005 (from April 1, 2004 to March 31, 2005) and the six months ending September 30, 2004 (from April 1, 2004 to September 30, 2004) is as follows:

Consolidated Annual results

(unit: ¥ million / %)

	Year ending on March 31, 2005 (estimated)			Year ending on March 31, 2004 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Sales	534,000	100.0 %	-6.3 %	569,854	100.0 %
Ordinary income	44,000	8.2 %	-1.0 %	44,446	7.8 %
Net income	28,000	5.2 %	+1.4 %	27,623	4.8 %
Net income per share		¥201.72		¥304.88	

Single Annual results

(unit: ¥ million / %)

	Year ending on March 31, 2005 (estimated)			Year ending on March 31, 2004 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Sales	496,000	100.0 %	-5.1 %	522,595	100.0 %
Ordinary income	38,000	7.7 %	+13.4 %	33,522	6.4 %
Net income	25,000	5.0 %	+15.1 %	21,718	4.2 %
Net income per share		¥180.10		¥240.25	
Dividend per share		¥60		¥60	
(Interim dividend per share)		(¥-)		(¥-)	

(Note)

1. *Net income per share for the year ending March 31, 2004 is calculated by dividing net income after deduction of Directors' bonuses by the figure of 90,167,869 shares, the average number of outstanding shares for the period.*

2. *Net income per share for the year ending March 31, 2005 is calculated by dividing estimated net income by the figure of 138,808,000 shares, the number of issued shares as of March 31, 2004.*

3. *Dividend for the year ending March 31, 2004 for new shares issued through third party allocation to J-POWER Privatization Fund Co., Ltd. on December 18, 2003 (Starting date of calculating the dividend was the same) is 17.22 yen per share by periodic accounting.*

Consolidated Interim results

(unit: ¥ million / %)

	Year ending September 30, 2004 (estimated)			Year ending September 30, 2003 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Sales	264,000	100.0 %	-4.7 %	276,908	100.0 %
Ordinary income	27,000	10.2 %	-12.5 %	30,858	11.1 %
Interim net income	17,000	6.4 %	-12.0 %	19,328	7.0 %

Single Interim results

(unit: ¥ million / %)

	Year ending September 30, 2004 (estimated)			Year ending September 30, 2003 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Sales	252,000	100.0 %	-4.2 %	262,917	100.0 %
Ordinary income	26,000	10.3 %	-5.5 %	27,505	10.5 %
Interim net income	17,000	6.7 %	-3.2 %	17,559	6.7 %

Note:

This document is a press release, and is not intended to solicit an investment in the Company. When making an investment, investors are advised to do so based on their own judgment upon having read "the prospectus (including any amendments thereto)", that the Company has prepared. This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements prepared under United States Securities Act of 1933. The securities will not be sold in a public offering in the United States.

Exhibit Q

Exhibit Q

(Summary English translation)

September 13, 2004

To All Concerned Persons

Electric Power Development Co., Ltd.
Yoshihiko Nakagaki
President and Representative Director
(TSE First Section ticker Code No. 9513)
Attn.: Public Relations Office of General Affairs Department
Tel.: 03-3546-2211

Announcement of Resolution on Provisional Offering Price Range for Book-building

Electric Power Development Co., Ltd. ("J-POWER") shall announce that the provisional offer price range for book-building relating to the public offering of the J-POWER's shares.

1. Provisional offer price rage ¥2,500 - ¥2700
2. Reason for decision

The provisional offer price range for the shares is determined taking into consideration main businesses, operating results and financial conditions of J-POWER, comparison with other companies engaging in similar businesses to J-POWER, thoughts of institutional investors who are expected to have high ability of valuation, price of the market demand and current market conditions, recent market reactions to initial public offerings and the potential for price fluctuation up to the date of listing.

Note:

This document is a press release, and is not intended to solicit an investment in the Company. When making an investment, investors are advised to do so based on their own

judgment upon having read "the prospectus (including any amendments thereto)", that the Company has prepared. This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements prepared under United States Securities Act of 1933. The securities will not be sold in a public offering in the United States.

Exhibit R

Exhibit R

(Summary English translation)

September 27, 2004

To All Concerned Persons

Electric Power Development Co., Ltd.
Yoshihiko Nakagaki
President and Representative Director
(TSE First Section ticker Code No. 9513)
Attn.: Public Relations Office of General Affairs Department
Tel.: 03-3546-2211

Announcement of Determination of Offer Price for the Public Offering and Breakdown of Number of Shares to be Sold in the Japanese Offering and the International Offering

Electric Power Development Co., Ltd. ("J-POWER") shall announce that the offer price for public offering of the shares of J-POWER (hereinafter the "Offer Price") as well as the breakdown of the number of shares to be sold in the Japanese offering and the international offering have been determined.

1. Offer Price ¥●
2. Breakdown of the number of shares to be sold in the Japanese offering and the international offering:
   number of shares to be sold in the Japanese offering: [104,106,000] shares
   number of shares to be sold in the international offering: [37,702,000] shares
3. Reason for decision

With respect to the Offer Price, book-building focusing on institutional investors was conducted based on the provisional offer price range (¥250,000 - ¥270,000) and the expectation of 104,106,000 shares for the Japanese offering and 34,702,000 shares for the international offering (collectively referred to hereinafter as the "Offering Size").

Circumstances of book-building:

(1) The reported total number of shares in demand well exceeded the Offering Size.

(2) A significant proportion of the reported number of shares in demand were at the upper limit of the provisional offer price range.

(3) The reported total number of shares in demand was high.

Based on the aforementioned book-building, the Offer Price was determined at ¥● after discussing matters such as the demand in excess of the Offering Size at that price, current market conditions, recent market reaction to initial public offerings and the potential for price fluctuation up to the date of listing. Also, the underwriting price was set at ¥●.

The numbers of shares to be sold in the Japanese offering and the international offering were set at 104,106,000 shares and 34,702,000 shares, respectively.

Exhibit S

Exhibit S

(Summary English translation)

Annual Report Release for the Fiscal Year ended March 31, 2003 (Consolidated)

May 22, 2003

Electric Power Development Co., Ltd.
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
(URL http://www.jpower.co.jp)
Rep.: Yoshihiko Nakagaki
President
Attn.: Shigemitsu Ogawa
Accounting & Finance Department,
Accounting Group Leader
Tel.: (03) 3546-2211
Board Meeting Date: May 22, 2003
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2002 through March 31, 2003)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income
Year ended March 31, 2003	¥584,122 million (- 1.6%)	¥134,201 million (12.2%)	¥35,522 million (- 19.3%)
Year ended March 31, 2002	¥593,343 million (9.6%)	¥119,590 million (1.9%)	¥44,022 million (6.2%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Sales
Year ended March 31, 2003	¥20,725 million (17.5%)	¥291.40	-	12.9%	1.6%	6.1%
Year ended March 31, 2002	¥17,638 million (- 1.1%)	¥247.20	-	12.1%	1.9%	7.4%

(Notes)

1. *Investment profit and loss in the equity method:*
   Year ended March 31, 2003: 275 million yen
   Year ended March 31, 2002: none
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2003: 70,600 thousand shares
   Year ended March 31, 2002: 70,600 thousand shares
3. *Changes in accounting treatment: not applicable*
4. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2003	¥2,195,897 million	¥168,301 million	7.7%	¥2,381.71
Year ended March 31, 2002	¥2,314,720 million	¥152,304 million	6.6%	¥2,154.65

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Year ended March 31, 2003: 70,600 thousand shares
Year ended March 31, 2002: 70,600 thousand shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Year ended March 31, 2003	¥167,368 million	- ¥11,030 million	- ¥117,709 million	¥59,787 million
Year ended March 31, 2002	¥200,708 million	- ¥77,248 million	- ¥125,572 million	¥21,128 million

(4) The Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 11

Number of non-consolidated subsidiaries to which the equity method is applicable: none

Number of affiliated companies to which the equity method is applicable: 7

(5) Changes in the Scope of Consolidation and Application of the Equity Method:

Consolidated	(New):	none	(Exception):	none
Equity Method	(New):	7	(Exception):	none

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Sales	Ordinary Income	Net Income
Interim	approximately ¥274,000 million	approximately ¥21,000 million	approximately ¥13,000 million
Annual	approximately ¥552,000 million	approximately ¥41,000 million	approximately ¥25,000 million

(Reference)
Estimated net income per share (annual): approximately 195 yen

Exhibit T

Exhibit T

(Summary English translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2003

May 22, 2003

Electric Power Development Co., Ltd.
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
(URL http://www.jpower.co.jp)
Rep.: Yoshihiko Nakagaki
President
Attn.: Shigemitsu Ogawa
Accounting & Finance Department,
Accounting Group Leader
Tel.: (03) 3546-2211

Board Meeting Date: May 22, 2003
General Meeting of Shareholders: June 30, 2003
Interim Dividends: not applicable
Unit Shares: not applicable

1. Business Results (April 1, 2002 through March 31, 2003)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income
Year ended March 31, 2003	¥546,209 million (- 0.3%)	¥124,668 million (9.8%)	¥27,275 million (- 26.0%)
Year ended March 31, 2002	¥547,733 million (10.6%)	¥113,492 million (2.8%)	¥36,883 million (4.4%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Sales
Year ended March 31, 2003	¥17,121 million (16.4%)	¥241.69	-	11.6%	1.2%	5.0%
Year ended March 31, 2002	¥14,711 million (- 0.3%)	¥208.38	-	10.8%	1.6%	6.7%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2003: 70,600 thousand shares
   Year ended March 31, 2002: 70,600 thousand shares
2. *Changes in accounting treatment: not applicable*
3. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments (per annum)	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Year -end			
Year ended March 31, 2003	¥60.00	-	¥60.00	¥4,236 million	24.7%	2.8%
Year ended March 31, 2002	¥60.00	-	¥60.00	¥4,236 million	28.8%	3.0%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2003	¥2,137,705 million	¥153,603 million	7.2%	¥2,174.85
Year ended March 31, 2002	¥2,260,233 million	¥141,143 million	6.2%	¥1,999.20

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Year ended March 31, 2003: 70,600 thousand shares
   Year ended March 31, 2002: 70,600 thousand shares
2. *Total number of treasury stocks as of the end of each period:*
   Year ended March 31, 2003: none
   Year ended March 31 ,2002: none

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year -end	
Interim	approximately ¥256,000 million	approximately ¥18,000 million	approximately ¥12,000 million	-	-	-
Annual	approximately ¥504,000 million	approximately ¥33,000 million	approximately ¥21,000 million	-	¥60.00	¥60.00

(Reference)
Estimated net income per share (annual): approximately *165 yen*

Exhibit U

Exhibit U

(Summary English translation)

Semi-Annual Report Release for the Six Months Ended September 30, 2003 (Consolidated)

November 20, 2003

Electric Power Development Co., Ltd.
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
(URL http://www.jpower.co.jp)
Inquiries: Finance Department, account group leader
Shigemitsu Ogawa Tel.: (03) 3546-2211

1. Consolidated Business Results (April 1, 2003 through September 30, 2003)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2003	¥276,908 million (-3.4%)	¥76,426 million (2.3%)	¥30,858 million (-31.8%)
Six months ended September 30, 2002	¥286,604 million (-2.6%)	¥74,739 million (-3.4%)	¥45,269 million (6.0%)
Year ended March 31, 2003	¥584,122 million	¥134,201 million	¥35,522 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2003	¥19,328 million (-31.2%)	¥273.78	–
Six months ended September 30, 2002	¥28,092 million (56.8%)	¥397.91	–
Year ended March 31, 2003	¥20,725 million	¥291.40	–

(Notes)

1. Investment profit and loss in equity method:

Six months ended September 30, 2003: 371 million yen
Six months ended September 30, 2002: 405 million yen
Year ended March 31, 2003: 275 million yen

2. *Average number of outstanding shares for each period (consolidated):*
Six months ended September 30, 2003: 70,600 thousand shares
Six months ended September 30, 2002: 70,600 thousand shares
Year ended March 31, 2003: 70,600 thousand shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2003	¥2,116,233 million	¥186,678 million	8.8%	¥2,644.18
Six months ended September 30, 2002	¥2,240,585 million	¥176,169 million	7.9%	¥2,495.31
Year ended March 31, 2003	¥2,195,897 million	¥168,301 million	7.7%	¥2,381.71

(Notes)
Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2003: 70,600 thousand shares
Six months ended September 30, 2002: 70,600 thousand shares
Year ended March 31, 2003: 70,600 thousand shares

(3) Consolidated Statement of Cash Flow

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Net Cash and Cash Equivalents at Period End
Six months ended September 30, 2003	¥87,410 million	-¥26,954 million	-¥94,265 million	¥26,078 million
Six months ended September 30, 2002	¥95,820 million	¥64,652 million	-¥79,485 million	¥102,148 million
Year ended March 31, 2003	¥167,368 million	-¥11,030 million	-¥117,709 million	¥59,787 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 12

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 9

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated	(New):	1	(Exception):	–
Equity Method	(New):	2	(Exception):	–

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Sales	Current Profit	Net Profit
Annual	approximately ¥560,000 million	approximately ¥41,000 million	approximately ¥25,000 million

Exhibit V

Exhibit V

(Summary English translation)

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2003

November 20, 2003

Electric Power Development Co., Ltd.
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
(URL http://www.jpower.co.jp)
Rep.: President
Yoshihiko Nakagaki
Attn.: Finance Department, account group leader
Shigemitsu Ogawa
Tel.: (03) 3546-2211

Accounting Board Meeting Date: November 20, 2003
Interim Dividends: not applicable
Unit Shares: not applicable

1. Business Results (April 1, 2003 through September 30, 2003)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2003	¥262,917 million (-3.8%)	¥72,476 million (-1.2%)	¥27,505 million (-37.0%)
Six months ended September 30, 2002	¥273,195 million (-1.7%)	¥73,330 million (-3.5%)	¥43,631 million (5.9%)
Year ended March 31, 2003	¥546,209 million	¥124,668 million	¥27,275 million

	Net Profit	Net Profit per Share
Six months ended September 30, 2003	¥17,559 million (-36.9%)	¥248.72
Six months ended September 30, 2002	¥27,815 million (57.9%)	¥393.99
Year ended March 31, 2003	¥17,121 million	¥241.69

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2003: 70,600 thousand shares
   Six months ended September 30, 2002: 70,600 thousand shares

Year ended March 31, 2003: 70,600 thousand shares

2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2003	–	–
Six months ended September 30, 2002	–	–
Year ended March 31, 2003	–	¥60.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2003	¥2,047,073 million	¥168,852 million	8.3%	¥2,391.68
Six months ended September 30, 2002	¥2,185,654 million	¥164,610 million	7.5%	¥2,331.59
Year ended March 31, 2003	¥2,137,705 million	¥153,603 million	7.2%	¥2,174.85

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2003: 70,600 thousand shares
   Six months ended September 30, 2002: 70,600 thousand shares
   Year ended March 31, 2003: 70,600 thousand shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2003: - thousand shares
   Six months ended September 30, 2002: - thousand shares
   Year ended March 31, 2003: - thousand shares

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Sales	Current Profit	Net Profit	Dividends per Share	
				Annual	
Annual	approximately ¥513,000 million	approximately ¥33,000 million	approximately ¥21,000 million	¥60.00	-

Exhibit W

Exhibit W

(Summary English translation)

Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated)

May 20, 2004

Electric Power Development Co., Ltd.
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
(URL http://www.jpower.co.jp)
Rep.: Yoshihiko Nakagaki
President
Attn.: Shigemitsu Ogawa
Accounting & Finance Department,
Accounting Group Leader
Tel.: (03) 3546-2211

Board Meeting Date: May 20, 2004
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2003 through March 31, 2004)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income
Year ended March 31, 2004	¥569,854 million (- 2.4%)	¥132,138 million (- 1.5%)	¥44,446 million (25.1%)
Year ended March 31, 2003	¥584,122 million (- 1.6%)	¥134,201 million (12.2%)	¥35,522 million (- 19.3%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Sales
Year ended March 31, 2004	¥27,623 million (33.3%)	¥304.88	-	10.5%	2.1%	7.8%
Year ended March 31, 2003	¥20,725 million (17.5%)	¥291.40	-	12.9%	1.6%	6.1%

(Notes)
1. Investment profit and loss in the equity method:
Year ended March 31, 2004: 804 million yen

Year ended March 31, 2003:   275 million yen

2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2004:   90,167,869 shares
   Year ended March 31, 2003:   70,600,000 shares
3. *Changes in accounting treatment: not applicable*
4. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2004	¥2,076,107 million	¥359,645 million	17.3%	¥2,590.00
Year ended March 31, 2003	¥2,195,897 million	¥168,301 million	7.7%	¥2,381.71

(Note)

Total outstanding shares as of the end of each period (consolidated):
Year ended March 31, 2004:   138,808,000 shares
Year ended March 31, 2003:   70,600,000 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Year ended March 31, 2004	¥179,948 million	- ¥64,507 million	- ¥147,516 million	¥27,673 million
Year ended March 31, 2003	¥167,368 million	- ¥11,030 million	- ¥117,709 million	¥59,787 million

(4) The Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 13

Number of non-consolidated subsidiaries to which the equity method is applicable: none

Number of affiliated companies to which the equity method is applicable: 11

(5) Changes in the Scope of Consolidation and Application of the Equity Method:

Consolidated   (New):   2   (Exception):   none

Equity Method (New): 4 (Exception): none

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Sales	Ordinary Income	Net Income
Interim	approximately ¥264,000 million	approximately ¥27,000 million	approximately ¥17,000 million
Annual	approximately ¥534,000 million	approximately ¥44,000 million	approximately ¥28,000 million

(Reference)
Estimated net income per share (annual): approximately 202 yen

Exhibit X

Exhibit X

(Summary English translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2004

May 20, 2004

Electric Power Development Co., Ltd.
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
(URL http://www.jpower.co.jp)
Rep.: Yoshihiko Nakagaki
President
Attn.: Shigemitsu Ogawa
Accounting & Finance Department,
Accounting Group Leader
Tel.: (03) 3546-2211

Board Meeting Date: May 20, 2004
General Meeting of Shareholders: June 30, 2004
Interim Dividends: applicable
Unit Shares: applicable
(100 shares per Unit)

1. **Business Results (April 1, 2003 through March 31, 2004)**

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income
Year ended March 31, 2004	¥522,595 million (- 4.3%)	¥118,788 million (- 4.7%)	¥33,522 million (22.9%)
Year ended March 31, 2003	¥546,209 million (- 0.3%)	¥124,668 million (9.8%)	¥27,275 million (- 26.0%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Sales
Year ended March 31, 2004	¥21,718 million (26.8%)	¥240.25	-	8.8%	1.6%	6.4%
Year ended March 31, 2003	¥17,121 million (16.4%)	¥241.69	-	11.6%	1.2%	5.0%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2004: 90,167,869 shares
   Year ended March 31, 2003: 70,600,000 shares
2. *Changes in accounting treatment: applicable*
3. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments (per annum)	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Year -end			
Year ended March 31, 2004	¥60.00	-	¥60.00	¥5,410 million	16.2%	1.6%
Year ended March 31, 2003	¥60.00	-	¥60.00	¥4,236 million	24.7%	2.8%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2004	¥2,004,703 million	¥338,336 million	16.9%	¥2,437.04
Year ended March 31, 2003	¥2,137,705 million	¥153,603 million	7.2%	¥2,174.85

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Year ended March 31, 2004: 138,808,000 shares
   Year ended March 31, 2003: 70,600,000 shares
2. *Total number of treasury stocks as of the end of each period:*
   Year ended March 31, 2004: none
   Year ended March 31 ,2003: none

2. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year -end	
Interim	approximately ¥252,000 million	approximately ¥26,000 million	approximately ¥17,000 million	-	-	-
Annual	approximately ¥496,000 million	approximately ¥38,000 million	approximately ¥25,000 million	-	¥60.00	¥60.00

(Reference)
Estimated net income per share (annual): approximately 180 yen